

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 6, 2008

By U.S. Mail and Facsimile

Mr. Yermek Kudabayev, President
Bekem Metals, Inc.
324 South 400 West, Suite 225
Salt Lake City, UT 84101

> **Re: Bekem Metals, Inc.**
> **Proxy Statement on Schedule 14A**
> **File No. 0-50218**
> **Filed September 19, 2008**

Dear Mr. Kudabayev:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Executive and Director Compensation, page 12

1. We note that you have incorporated by reference the executive compensation disclosure from your Form 10-K for the year ended December 31, 2007. Be advised that it does not appear that you are permitted to incorporate this information by reference. Please revise your proxy statement to remove the statement regarding incorporation by reference and disclose the incorporated information or disclose what authority you believe permits the incorporation by reference.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       When responding to our comments, please provide a written statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director

cc: J. Lucas
       C. Moncada-Terry